Exhibit 12.1

STATEMENT REGARDING THE COMPUTATION OF RATIOS

Our earnings are inadequate to cover combined fixed charges and preference dividends. The following table sets forth the dollar amount of the deficiency (in thousands) to cover fixed charges for the periods indicated.

	Year Ended December 31,					Three Months Ended March 31, 2017
	2016	2015	2014	2013	2012
EARNINGS:
Net loss	$(71,227)	$(27,093)	$(20,176)	$(13,112)	$(18,365)	$(33,259)
Plus fixed charges	2,514	874	532	1,555	2,746	771

Earnings as defined	$(68,713)	$(26,219)	$(19,644)	$(11,557)	$(15,619)	$(32,488)

FIXED CHARGES:
Interest expense & amortization of debt issuance costs	$2,320	$699	$397	$1,331	$2,427	$706
Estimated interest component of rental expense(1)	194	175	135	224	319	65

Total fixed charges	$2,514	$874	$532	$1,555	$2,746	$771

RATIO OF EARNINGS TO FIXED CHARGES	N/A	N/A	N/A	N/A	N/A	N/A

Earnings were insufficient to cover combined fixed charges by $71.2 million in 2016, $27.1 million in 2015, $20.2 million in 2014, $13.1 million in 2013 $18.4 million in 2012 and $33.3 million for the three months ended March 31, 2017.

(1)	Represents the estimated portion of operating lease rental expense that is considered by us to be representative of interest.

For the periods indicated above, we had no outstanding shares of preferred stock with required dividend payments. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are identical to the ratios presented in the tables above.